Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

Dell Technologies Financial Supplement This document is a compilation of select publicly available information including: Financial Projections Historical Financial Performance Valuation Metrics and Benchmarking Historical Non-GAAP Reconciliations The purpose of the document is to provide this information from separate filings and presentations together in one file to assist the analyst community in facilitating their work as they build out financial models and perform due diligence on the company.

Initial Dell Projections (as of February 2018) Source: S-4/A Filed September 6, 2018 ($ in Billions) DISCLAIMER: THESE PROJECTIONS ARE PROVIDED SOLELY FOR CONVENIENCE PURPOSES AS THEY WERE INITIALLY PREPARED BETWEEN FEBRUARY 2018 AND MAY 2018 IN CONNECTION WITH THE BOARD’S EVALUATION OF THE CLASS V TRANSACTION BUT HAVE BEEN SUPERSEDED BY DELL’S SUBSEQUENT PERFORMANCE AS REFLECTED BY ITS UPDATED FY 2019 GUIDANCE.         ASC 605 FY18A FY19E FY20E FY21E FY22E Infrastructure Solutions Group (ISG) $30.4 $31.9 $33.7 $36.1 $39.1 Client Solutions Group (CSG) 39.5 40.1 41.5 42.9 44.4 Other 2.1 2.0 2.9 4.0 5.0 Dell Excl. VMware 72.0 74.0 78.1 83.1 88.5 VMware 7.9 8.7 9.4 10.3 11.4 Total Revenue $79.9 $82.7 $87.5 $93.4 $99.9 Dell Excl. VMware 5.4 5.9 6.7 8.0 9.1 VMware 2.8 3.1 3.4 3.7 4.1 Total EBITDA $8.2 $9.0 $10.1 $11.7 $13.1 Dell Excl. VMware Cash Net Income $1.3 $1.9 $2.7 $3.7 $4.6 Dell Excl. VMware 5.4 4.6 4.9 6.1 7.1 VMware 1.5 1.6 2.1 2.3 2.6 Total Adj. Unlevered Free Cash Flow $6.9 $6.2 $7.0 $8.4 $9.7 Dell Excl. VMware 3.6 2.9 3.3 4.6 5.7 VMware 1.4 1.5 2.0 2.3 2.6 Total Adj. Levered Free Cash Flow $5.0 $4.4 $5.3 $6.8 $8.2    Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.    (1) Other includes Pivotal, SecureWorks, Virtustream, RSA Security, Boomi and unallocated corporate. (2) Dell Excl. VMware consolidates 100% of each of Dell Technologies’ majority held businesses, Pivotal and SecureWorks.    (3) Tax rate for Dell Excl. VMware is assumed to be 26.0% in Fiscal 2019 and 20.0% in fiscal years 2020 through 2022.    (4) Cash Net Income includes cash interest and cash taxes at tax rates listed in footnotes (3) and (9), as applicable. (5) Adj. Levered Free Cash Flow is equal to cash flow from operations (which is net of the increase in DFS financing receivables), less capitalized expenditures and capitalized software expenses, less cash acquisitions and share repurchases, plus an adjustment equal to 80% of the increase in DFS financing receivables. The table set forth below reflects Adj. Levered Free Cash Flow for Dell Excl. VMware before the increase in DFS financing receivables (i.e., 100% adjustment) and net of the increase in DFS financing receivables (i.e., 0% adjustment). Such adjustment is not applicable to VMware. Total and VMware Adj. Levered Free Cash Flow include the impact of VMware share repurchases.    ASC 605 FY18A FY19E FY20E FY21E FY22E Adj. Levered Free Cash Flow Dell Excl. VMware (Before the Increase in DFS Financing Receivables, i.e., 100% Adjustment) 3.8 3.2 3.5 4.8 5.9 Adj. Levered Free Cash Flow Dell Excl. VMware (Net of the Increase in DFS Financing Receivables, i.e., 0% Adjustment) 2.3 1.9 2.5 3.8 4.9    (6) Adj. Unlevered Free Cash Flow is equal to Adj. Levered Free Cash Flow, plus cash interest expense, less the tax shield on interest expense. The table set forth below reflects Adj. Unlevered Free Cash Flow for Dell Excl. VMware before the increase in DFS financing receivables (i.e., 100% adjustment) and net of the increase in DFS financing receivables (i.e., 0% adjustment). Such adjustment is not applicable to VMware. ASC 605 FY18A FY19E FY20E FY21E FY22E Adj. Unlevered Free Cash Flow Dell Excl. VMware (Before the Increase in DFS Financing Receivables, i.e., 100% Adjustment) 5.5 4.9 5.1 6.3 7.3 Adj. Unlevered Free Cash Flow Dell Excl. VMware (Net of the Increase in DFS Financing Receivables, i.e., 0% Adjustment) 4.0 3.6 4.1 5.3 6.3    (7) VMware segment results include 100% of the VMware business and differ from the standalone VMware results provided by VMware. (8) EBITDA, Adj. Unlevered Free Cash Flow and Adj. Levered Free Cash Flow for VMware are obtained by subtracting such metrics for Dell Excl. VMware from the total for such metrics, respectively. (9) Tax rate for VMware was 20.5% in fiscal year 2018 and is assumed to be 16.0% from fiscal years 2019 through 2022. (10) Adj. Unlevered Free Cash Flow equals Adj. Levered Free Cash Flow plus cash interest expense less tax shield on interest expense. (11) Adj. Levered Free Cash Flow for VMware includes cash flow from operations less capital expenses. (12) Financial information is presented on a non-GAAP basis.

VMware Projections (as of March 2018) Source: S-4/A Filed September 6, 2018 ($ in Billions)        ASC 606 FY18A FY19E FY20E FY21E FY22E VMware Revenue $7.9 $8.7 $9.6 $10.6 $11.6 VMware EBITDA 3.1 3.4 3.7 4.2 4.6 VMware Net Income 2.2 2.5 2.8 3.1 3.4 VMware Adj. Levered Free Cash Flow 2.9 3.3 3.8 4.2 4.7    (1) VMware metrics include 100% of VMware’s business. (2) Tax rate for VMware was 20.5% in fiscal year 2018 and is assumed to be 16.0% from fiscal years 2019 through 2022. (3) VMware EBITDA also excludes amortization expenses associated with deferred commissions, which are not excluded from VMware EBITDA included as shown in the initial Dell projections or the updated Dell projections. (4) Adj. Levered Free Cash Flow for VMware includes cash flow from operations less capital expenses.    (5) VMware projections are provided on a standalone basis, not as consolidated within Dell Technologies.    (6) Financial information is presented on a non-GAAP basis.

Updated Dell Projections (as of May 2018) Source: S-4/A Filed September 6, 2018 ($ in Billions)        ASC 606 FY19E FY20E FY21E FY22E FY23E Infrastructure Solutions Group (ISG) $33.9-34.6 $34.9-35.6 $36.3-37.3 $37.3-38.6 $39.0-40.8 Client Solutions Group (CSG) 41.9-43.0 42.9-44.2 44.8-46.6 45.9-48.1 46.6-49.3 Dell Excl. VMware 77.8-79.6 80.9-83.0 85.1-87.9 88.0-91.6 91.4-95.9 VMware 8.7-8.9 9.6-9.8 10.5-10.7 11.5-11.7 12.6-12.9 Total Revenue $86.5-88.5 $90.5-92.8 $95.6-98.6 $99.5-103.3 $104.0-108.8 Dell Excl. VMware 6.5 7.2 8.2 9.1 9.9 VMware 3.2 3.6 4.0 4.3 4.8 Total EBITDA $9.7 $10.8 $12.2 $13.5 $14.7 Dell Excl. VMware Cash Net Income $2.4 $3.2 $4.0 $4.8 $5.7 Dell Excl. VMware 6.5 5.5 6.6 7.2 8.0 VMware 2.5 2.3 2.8 3.3 3.7 Total Adj. Unlevered Free Cash Flow $9.0 $7.8 $9.4 $10.5 $11.7 Dell Excl. VMware 4.8 4.0 5.2 5.9 6.9 VMware 2.4 2.2 2.7 3.2 3.6 Total Adj. Levered Free Cash Flow $7.2 $6.2 $7.9 $9.1 $10.5 (1) Dell Excl. VMware consolidates 100% of each of Dell Technologies’ majority held businesses, Pivotal and SecureWorks.    (2) Tax rate for Dell Excl. VMware is assumed to be 24.8% in Fiscal 2019 and 20.0% in fiscal years 2020 through 2023. (3) Cash Net Income includes cash interest and cash taxes at tax rates listed in footnotes (2) and (9), as applicable. (4) Adj. Levered Free Cash Flow is equal to cash flow from operations (which is net of the increase in DFS financing receivables), less capitalized expenditures and capitalized software expenses, less cash acquisitions and share repurchases, plus an adjustment equal to 80% of the increase in DFS financing receivables. The table set forth below reflects Adj. Levered Free Cash Flow for Dell Excl. VMware before the increase in DFS financing receivables (i.e., 100% adjustment) and net of the increase in DFS financing receivables (i.e., 0% adjustment). Such adjustment is not applicable to VMware. Total and VMware Adj. Levered Free Cash Flow include the impact of VMware share repurchases.    ASC 606 FY19E FY20E FY21E FY22E FY23E Adj. Levered Free Cash Flow Dell Excl. VMware (Before the 5.1 4.2 5.4 6.2 7.2 Increase in DFS Financing Receivables, i.e., 100% Adjustment) Adj. Levered Free Cash Flow Dell Excl. VMware (Net of the 3.8 3.0 4.2 5.0 6.0 Increase in DFS Financing Receivables, i.e., 0% Adjustment)    (5) Adj. Unlevered Free Cash Flow is equal to Adj. Levered Free Cash Flow, plus cash interest expense, less the tax shield on interest expense. The table set forth below reflects Adj. Unlevered Free Cash Flow for Dell Excl. VMware before the increase in DFS financing receivables (i.e., 100% adjustment) and net of the increase in DFS financing receivables (i.e., 0% adjustment). Such adjustment is not applicable to VMware.    ASC 606 FY19E FY20E FY21E FY22E FY23E Adj. Unlevered Free Cash Flow Dell Excl. VMware (Before the 6.8 5.7 6.9 7.5 8.3 Increase in DFS Financing Receivables, i.e., 100% Adjustment) Adj. Unlevered Free Cash Flow Dell Excl. VMware (Net of the 5.5 4.5 5.7 6.3 7.1 Increase in DFS Financing Receivables, i.e., 0% Adjustment)    (6) VMware segment results include 100% of the VMware business and differ from the standalone VMware results provided by VMware.    (7) Revenue for Dell Excl. VMware is obtained by subtracting Revenue for VMware from Total Revenue. (8) Adj. Unlevered Free Cash Flow and Adj. Levered Free Cash Flow for VMware are obtained by subtracting such metrics for Dell Excl. VMware from the total for such metrics, respectively. (9) Tax rate for VMware was 20.5% in fiscal year 2018 and is assumed to be 16.0% from fiscal years 2019 through 2023.    (10) Adj. Unlevered Free Cash Flow equals Free Cash Flow plus cash interest expense less tax shield on interest expense. (11) The estimated Adj. Unlevered Free Cash Flow amounts used by Goldman Sachs for purposes of its discounted cash flow analyses also included stock-based compensation as an expense and assumed a 20% tax rate applied to unlevered earnings. In addition, the terminal year Adj. Unlevered Free Cash Flow amounts used by Goldman Sachs assumed a long-term reduced working capital benefit, in line with the midpoint of Dell Technologies’ assumed perpetuity growth rate range, as approved for Goldman Sachs’ use by Dell Technologies management. (12) Adj. Levered Free Cash Flow for VMware includes cash flow from operations less capital expenses. (13) EBITDA, Net Income, Adj. Unlevered Free Cash Flow and Adj. Levered Free Cash Flow financial estimates represent the midpoint of performance range expectations.    (14) Financial information is presented on a non-GAAP basis.

Dell Management VMware Projections (as of May 2018)
Source: S-4/A Filed September 6, 2018
($ in Billions)

	ASC 606					
	FY18A	**FY19E**	**FY20E**	**FY21E**	**FY22E**	**FY23E**
VMware Revenue	$8.0	$8.8	$9.7	$10.6	$11.6	$12.8
VMware EBITDA	3.1	3.2	3.6	4.0	4.3	4.8

(1) VMware metrics include 100% of VMware's business.
(2) Financial information is presented on a non-GAAP basis.

5

Financial Guidance
Source: 9/18/18 Analyst Day Presentation
($ in Billions)

		FY19 Guidance		Long term Targets at Current Market Projections		
				Revenue CAGR		Performance vs. Market (Orders Basis)
		Low	High	Low	High	
Non-GAAP Revenue	Total	$90.5	$92.0	4%	6%	Grow at a premium to market in all major product categories
	ISG Growth	14%	18%	3%	5%	Mainstream Server: 5 - 7pts growth premium vs. market External Storage: 8 - 9pts growth premium vs. market
	CSG Growth	8%	12%	2%	4%	Client: ~115 - 145bps annual share gain
Non-GAAP Operating Income		$8.4	$8.8	~12% of Revenue in FY23		
Non-GAAP Net Income		$4.9	$5.3	Net income to grow more quickly than operating income		

Note: Client unit share expectations excluding Chrome; Mainstream Server growth premium compared to IDC forecast excluding Hyperconverged Infrastructure; External Storage growth premium compared to IDC forecast which includes Hyperconverged Infrastructure; Internal analysis directionally adjusts IDC reporting to Dell Technologies' product taxonomy; All IDC reporting on a CY basis, not adjusted for Dell Technologies' FY convention; Revenue and financials represented on a Non-GAAP basis.

6

GAAP Business Unit Revenue and Operating Income / (Loss) Summary
($ in Millions)

	ASC 605					
	FY17	**FY18'Q1**	**FY18'Q2**	**FY18'Q3**	**FY18'Q4**	**FY18**
CSG	$36,754	$9,056	$9,851	$9,959	$10,589	$39,455
ISG	21,776	6,916	7,406	7,518	8,812	30,652
VMware	3,225	1,736	1,907	1,953	2,329	7,925
Reportable segment net revenue	61,755	17,708	19,164	19,430	21,730	78,032
Other businesses	1,026	462	472	475	492	1,901
Unallocated transactions	41	1	(2)	–	(3)	(4)
Impact of purchase accounting	(1,180)	(355)	(335)	(295)	(284)	(1,269)
Total GAAP revenue	**$61,642**	**$17,816**	**$19,299**	**$19,610**	**$21,935**	**$78,660**
Operating income / (loss)						
CSG	$1,845	$374	$566	$672	$581	$2,193
ISG	2,393	323	430	678	748	2,179
Vmware[1]	1,113	486	561	639	834	2,520
Reportable segment operating income	5,351	1,183	1,557	1,989	2,163	6,892
Other businesses	(39)	3	1	6	(31)	(21)
Unallocated transactions	(199)	11	(6)	(9)	(12)	(16)
Impact of purchase accounting	(2,294)	(423)	(406)	(366)	(351)	(1,546)
Amortization of intangibles	(3,681)	(1,776)	(1,740)	(1,734)	(1,730)	(6,980)
Transaction related expense	(1,488)	(191)	(138)	(86)	(87)	(502)
Other corporate expense	(902)	(307)	(247)	(333)	(273)	(1,160)
Total GAAP operating loss	**($3,252)**	**($1,500)**	**($979)**	**($533)**	**($321)**	**($3,332)**
Interest and other, net	(2,104)	(573)	(545)	(682)	(555)	(2,355)
Income tax benefit	(1,619)	(690)	(546)	(274)	(323)	(1,833)
Net loss	**($3,737)**	**($1,383)**	**($978)**	**($941)**	**($553)**	**($3,855)**
% of total GAAP revenue	*(6.1%)*	*(7.8%)*	*(5.1%)*	*(4.8%)*	*(2.5%)*	*(4.9%)*

	ASC 606							
	FY17	**FY18'Q1**	**FY18'Q2**	**FY18'Q3**	**FY18'Q4**	**FY18**	**FY19'Q1**	**FY19'Q2**
CSG	$36,509	$9,048	$9,866	$9,829	$10,475	$39,218	$10,271	$11,128
ISG	22,070	6,961	7,467	7,535	8,954	30,917	8,667	9,227
Vmware[1]	3,543	1,818	1,984	1,933	2,259	7,994	2,028	2,194
Reportable segment net revenue	62,122	17,827	19,317	19,297	21,688	78,129	20,966	22,549
Other businesses	1,153	529	543	557	566	2,195	579	574
Unallocated transactions	41	(1)	(4)	(3)	(7)	(15)	(2)	(1)
Impact of purchase accounting	(1,152)	(355)	(335)	(295)	(284)	(1,269)	(187)	(180)
Total GAAP revenue	**$62,164**	**$18,000**	**$19,521**	**$19,556**	**$21,963**	**$79,040**	**$21,356**	**$22,942**
Operating income / (loss)								
CSG	$1,751	$325	$528	$630	$561	$2,044	$533	$425
ISG	2,920	506	647	870	1,045	3,068	939	1,012
VMware	1,516	611	728	634	836	2,809	613	736
Reportable segment operating income	6,187	1,442	1,903	2,134	2,442	7,921	2,085	2,173
Other businesses	(42)	(23)	(29)	(19)	(54)	(125)	(50)	(49)
Unallocated transactions	(198)	6	(8)	(6)	(16)	(24)	(9)	(16)
Impact of purchase accounting	(2,266)	(423)	(406)	(366)	(351)	(1,546)	(222)	(215)
Amortization of intangibles	(3,681)	(1,776)	(1,740)	(1,734)	(1,730)	(6,980)	(1,522)	(1,526)
Transaction related expense	(1,488)	(191)	(138)	(86)	(87)	(502)	(166)	(104)
Other corporate expense	(902)	(307)	(247)	(333)	(273)	(1,160)	(269)	(276)
Total GAAP operating loss	**($2,390)**	**($1,272)**	**($665)**	**($410)**	**($69)**	**($2,416)**	**($153)**	**($13)**
Interest and other, net	(2,104)	(572)	(545)	(682)	(554)	(2,353)	(470)	(455)
Income tax benefit	(1,420)	(641)	(471)	(241)	(490)	(1,843)	(85)	(7)
Net loss	**($3,074)**	**($1,203)**	**($739)**	**($851)**	**($133)**	**($2,926)**	**($538)**	**($461)**
% of total GAAP revenue	*(4.9%)*	*(6.7%)*	*(3.8%)*	*(4.4%)*	*(0.6%)*	*(3.7%)*	*(2.5%)*	*(2.0%)*

Note: EMC Merger closed on September 7, 2016. Results presented on a continuing operations basis. Historical results prior to 3Q'17 do not include EMC acquired businesses.
(1) The VMware business unit results reflect the operations of VMware within Dell Technologies and are different from VMware's results on a standalone basis.

7

Non-GAAP Income Statement Summary ($ in Millions)        ASC 605 FY17 FY18’Q1 FY18’Q2 FY18’Q3 FY18’Q4 FY18 Products $49,006 $13,023 $14,405 $14,713 $16,830 $58,971 Services 13,816 5,148 5,229 5,192 5,389 20,958 Net Revenue 62,822 18,171 19,634 19,905 22,219 79,929 Products 39,660 10,494 11,436 11,440 13,072 46,442 Services 6,343 2,031 2,098 2,048 2,125 8,302 Cost of revenue 46,003 12,525 13,534 13,488 15,197 54,744 Products 9,346 2,529 2,969 3,273 3,758 12,529 Services 7,473 3,117 3,131 3,144 3,264 12,656 Gross margin 16,819 5,646 6,100 6,417 7,022 25,185 % of net revenue 26.8% 31.1% 31.1% 32.2% 31.6% 31.5% Operating expenses 11,706 4,449 4,548 4,431 4,902 18,330 Operating income 5,113 1,197 1,552 1,986 2,120 6,855 % of net revenue 8.1% 6.6% 7.9% 10.0% 9.5% 8.6% Adjusted EBITDA $5,941 $1,567 $1,866 $2,318 $2,466 $8,217 % of net revenue 9.5% 8.6% 9.5% 11.6% 11.1% 10.3% Net Income $2,687 $581 $873 $1,109 $1,097 $3,660 % of net revenue 4.3% 3.2% 4.4% 5.6% 4.9% 4.6%    ASC 606 FY17(1) FY18’Q1 FY18’Q2 FY18’Q3 FY18’Q4 FY18 FY19’Q1 FY19’Q2 Products $51,357 $13,689 $15,152 $15,153 $17,427 $61,421 $16,688 $18,167 Services 11,959 4,666 4,704 4,698 4,820 18,888 4,855 4,955 Net Revenue 63,316 18,355 19,856 19,851 22,247 80,309 21,543 23,122 Products 40,879 10,858 11,833 11,644 13,325 47,660 12,770 14,197 Services 4,956 1,696 1,764 1,733 1,788 6,981 1,854 1,859 Cost of revenue 45,835 12,554 13,597 13,377 15,113 54,641 14,624 16,056 Products 10,478 2,831 3,319 3,509 4,102 13,761 3,918 3,970 Services 7,003 2,970 2,940 2,965 3,032 11,907 3,001 3,096 Gross margin 17,481 5,801 6,259 6,474 7,134 25,668 6,919 7,066 % of net revenue 27.6% 31.6% 31.5% 32.6% 32.1% 32.0% 32.1% 30.6% Operating expenses 11,534 4,376 4,393 4,365 4,762 17,896 4,893 4,958 Operating income 5,947 1,425 1,866 2,109 2,372 7,772 2,026 2,108 % of net revenue 9.4% 7.8% 9.4% 10.6% 10.7% 9.7% 9.4% 9.1% Adjusted EBITDA $6,775 $1,795 $2,180 $2,441 $2,718 $9,134 $2,383 $2,459 % of net revenue 10.7% 9.8% 11.0% 12.3% 12.2% 11.4% 11.1% 10.6% Net Income $3,322 $761 $1,112 $1,199 $1,298 $4,370 $1,174 $1,349 % of net revenue 5.2% 4.1% 5.6% 6.0% 5.8% 5.4% 5.4% 5.8%    Note: EMC Merger closed on September 7, 2016. Results presented on a continuing operations basis. Historical results prior to 3Q’17 do not include EMC acquired businesses. (1) Non-GAAP FY’17 revenue includes a one-time $28 million ASC 606 impact to purchase accounting associated with the going-private transaction.

Consolidated Balance Sheet
($ in Millions)

	ASC 605								ASC 606		
	FY16'Q4	FY17'Q1	FY17'Q2	FY17'Q3	FY17'Q4	FY18'Q1	FY18'Q2	FY18'Q3	FY18'Q4	FY19'Q1	FY19'Q2
Cash and cash equivalents	$6,576	$6,139	$7,226	$8,822	$9,474	$9,554	$9,213	$11,706	$13,942	$15,324	$15,312
Short-term investments	–	–	–	1,857	1,975	1,620	2,015	2,008	2,187	2,402	2,504
Accounts receivable, net	5,092	5,075	5,257	8,830	9,420	8,834	9,716	9,189	11,721	10,561	11,201
Short-term financing receivables, net	2,915	2,855	2,867	3,049	3,222	3,255	3,473	3,643	3,919	3,962	4,140
Inventories, net	1,643	1,655	1,446	3,504	2,538	2,466	2,594	2,582	2,678	2,933	3,642
Other current assets	3,508	3,321	3,326	4,441	4,144	4,655	5,194	5,397	5,881	6,049	6,326
Current assets held for sale	1,721	1,719	4,125	5,904	–	–	–	–	–	–	–
Total current assets	21,455	20,764	24,247	36,407	30,773	30,384	32,205	34,525	40,328	41,231	43,125
Restricted cash	–	–	23,285	–	–	–	–	–	–	–	–
Property, plant, and equipment, net	1,755	1,684	1,562	5,805	5,653	5,438	5,400	5,378	5,390	5,303	5,240
Long-term investments	114	101	104	4,285	3,802	3,772	4,022	4,273	4,163	3,943	3,649
Long-term financing receivables, net	2,177	2,190	2,271	2,390	2,651	2,741	3,199	3,317	3,724	3,799	4,030
Goodwill	9,797	9,797	8,406	38,840	38,910	38,930	39,407	39,330	39,920	39,656	39,504
Intangible assets, net	9,190	8,663	7,595	36,571	35,053	33,283	31,580	29,846	28,265	26,737	25,208
Other non-current assets	634	680	1,446	1,334	1,364	1,492	1,681	1,725	2,403	2,548	2,625
Total assets	**$45,122**	**$43,879**	**$68,916**	**$125,632**	**$118,206**	**$116,040**	**$117,494**	**$118,394**	**$124,193**	**$123,217**	**$123,381**
Short-term debt	$2,981	$2,465	$2,500	$8,388	$6,329	$4,842	$7,686	$6,235	$7,873	$7,133	$9,144
Accounts payable	12,761	12,412	14,050	14,644	14,422	15,064	16,916	16,711	18,334	18,534	20,853
Accrued and other	4,377	4,193	3,835	7,445	7,119	6,376	6,798	6,901	8,026	6,952	7,216
Short-term deferred revenue	4,257	4,414	3,916	9,215	10,265	10,354	10,726	10,895	11,606	11,495	11,965
Current liabilities held for sale	614	464	1,522	1,677	–	–	–	–	–	–	–
Total current liabilities	24,990	23,948	25,823	41,369	38,135	36,636	42,126	40,742	45,839	44,114	49,178
Long-term debt	10,650	10,679	33,836	47,284	43,061	44,948	41,374	45,416	43,998	44,770	40,414
Long-term deferred revenue	4,422	4,484	4,154	7,907	8,431	8,330	8,878	9,161	9,210	9,464	9,735
Other non-current liabilities	3,488	3,036	2,733	9,066	9,339	8,435	7,847	7,487	7,277	7,045	6,787
Total liabilities	43,550	42,147	66,546	105,626	98,966	98,349	100,225	102,806	106,324	105,393	106,114
Redeemable shares	106	165	179	187	231	301	333	362	384	844	2,056
Common stock and capital in excess of par value	5,727	5,681	5,682	19,925	20,199	20,057	20,095	19,927	19,889	19,521	18,321
Treasury stock at cost	–	–	–	(175)	(752)	(1,113)	(1,136)	(1,440)	(1,440)	(1,477)	(1,487)
Accumulated deficit	(3,937)	(3,883)	(3,309)	(5,366)	(5,609)	(6,859)	(7,805)	(8,742)	(6,860)	(7,438)	(7,937)
Accumulated other comprehensive income (loss)	(324)	(356)	(308)	(504)	(595)	(553)	(207)	(226)	130	(121)	(334)
Total Dell Technologies Inc. stockholders' equity	1,466	1,442	2,065	13,880	13,243	11,532	10,947	9,519	11,719	10,485	8,563
Non-controlling interests	–	125	126	5,939	5,766	5,858	5,989	5,707	5,766	6,495	6,648
Total stockholders' equity	1,466	1,567	2,191	19,819	19,009	17,390	16,936	15,226	17,485	16,980	15,211
Total liabilities, redeemable shares, and stockholders' equity	**$45,122**	**$43,879**	**$68,916**	**$125,632**	**$118,206**	**$116,040**	**$117,494**	**$118,394**	**$124,193**	**$123,217**	**$123,381**

Note: EMC Merger closed on September 7, 2016.

9

Consolidated Statements of Cash Flows
($ in Millions)

	ASC 605								ASC 606	
	FY17'Q1	FY17'Q2	FY17'Q3	FY17'Q4	FY18'Q1	FY18'Q2	FY18'Q3	FY18'Q4	FY19'Q1	FY19'Q2
Net income / (loss)	$55	$572	($2,075)	($270)	($1,383)	($978)	($941)	($553)	($538)	($461)
Depreciation and amortization	692	629	1,576	2,041	2,212	2,142	2,137	2,143	1,914	1,931
Amortization of debt issuance costs	12	12	117	127	46	44	50	43	36	36
Stock-based compensation expense	14	20	149	215	201	208	221	205	199	216
Deferred income taxes	(586)	(1,033)	(417)	(165)	(839)	(717)	(401)	(638)	(363)	(316)
Effects of exchange rate changes	27	20	5	22	27	15	35	36	–	–
Net (gain)/loss on sale of businesses	–	–	–	(2,319)	(33)	7	46	(4)	(32)	5
Provision for doubtful accounts — including financing receivables	26	19	35	40	34	43	40	47	37	44
Other	34	(8)	3	31	107	66	54	3	31	22
Changes in assets and liabilities, net of effects from acquisitions and dispositions:										
Accounts receivable, net	108	(488)	(776)	(620)	561	(790)	487	(1,773)	949	(873)
Financing receivables, net	73	(147)	(179)	(498)	(136)	(521)	(369)	(627)	(249)	(499)
Inventories, net	(20)	191	(19)	924	15	(186)	(34)	(120)	(389)	(747)
Other assets	126	1	(192)	280	(529)	(607)	(150)	277	(144)	(376)
Accounts payable	(440)	1,672	(264)	(217)	665	1,779	(172)	1,507	270	2,360
Deferred revenue	163	123	733	1,603	(1)	899	395	2,005	287	830
Accrued and other liabilities	(347)	295	1,058	(454)	(707)	412	225	580	(849)	461
Change in cash from operating activities	**($63)**	**$1,878**	**($246)**	**$740**	**$240**	**$1,816**	**$1,623**	**$3,131**	**$1,159**	**$2,633**
Cash flows from investing activities:										
Investments:										
Purchases	–	($8)	($503)	($267)	($559)	($1,701)	($1,194)	($935)	($439)	($449)
Maturities and sales	12	6	543	612	973	1,085	935	885	531	791
Capital expenditures	(92)	(143)	(182)	(282)	(245)	(316)	(341)	(310)	(273)	(288)
Proceeds from sale of facilities, land, and other assets	4	15	5	–	–	–	–	–	10	–
Capitalized software development costs	–	–	(85)	(122)	(89)	(98)	(94)	(88)	(89)	(71)
Collections on purchased financing receivables	16	9	6	4	3	7	15	5	10	7
Acquisition of businesses, net	–	–	(37,614)	(15)	(12)	(211)	–	(435)	–	–
Divestitures of businesses, net	–	–	–	6,873	(20)	20	–	–	142	–
Asset acquisitions, net	–	–	–	–	–	(86)	(9)	(1)	(38)	–
Asset dispositions, net	–	–	–	–	–	(41)	(12)	(6)	(3)	(3)
Other	–	(40)	(8)	–	–	–	–	(6)	–	–
Change in cash from investing activities	**($60)**	**($161)**	**($37,838)**	**$6,803**	**$51**	**($1,341)**	**($700)**	**($891)**	**($149)**	**($13)**
Cash flows from financing activities:										
Payment of dissenting shares obligation	–	(446)	–	–	1	–	–	–	–	(76)
Share repurchases for tax withholdings of equity awards	(1)	(1)	(26)	(65)	(126)	(68)	(105)	(86)	(100)	(99)
Proceeds from the issuance of DHI Common Stock	–	–	4,404	18	–	–	–	–	–	–
Proceeds from the issuance of common stock of subsidiaries	102	(2)	1	63	8	72	30	21	642	11
Repurchases of DHI Group Common Stock	–	(2)	(8)	–	(2)	–	(4)	–	(37)	(10)
Repurchases of Class V Common Stock	–	–	(132)	(569)	(368)	(54)	(300)	–	–	–
Repurchase of common stock of subsidiaries	–	–	(611)	–	–	–	(555)	(169)	–	–
Payments for debt issuance costs	(2)	(13)	(834)	(4)	(5)	–	(39)	(4)	(3)	(5)
Proceeds from debt	552	1,596	43,838	907	3,441	1,335	8,416	1,246	1,863	2,774
Repayments of debt	(1,041)	(1,597)	(7,000)	(7,322)	(3,154)	(2,155)	(5,872)	(1,140)	(1,822)	(5,126)
Other	3	3	4	6	–	–	–	–	–	1
Change in cash from financing activities	**(387)**	**(462)**	**39,636**	**(6,966)**	**(205)**	**(870)**	**1,571**	**(132)**	**543**	**(2,530)**
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	73	(21)	(21)	(7)	(6)	54	(1)	128	(86)	(130)
Change in cash, cash equivalents, and restricted cash	**($437)**	**$1,234**	**$1,531**	**$570**	**$80**	**($341)**	**$2,493**	**$2,236**	**$1,467**	**($40)**
Cash, cash equivalents, and restricted cash at beginning of the period	6,576	6,139	7,373	8,904	9,474	9,554	9,213	11,706	14,378	15,845
Cash, cash equivalents, and restricted cash at end of the period	6,139	7,373	8,904	9,474	9,554	9,213	11,706	13,942	15,845	15,805

Note: EMC Merger closed on September 7, 2016.

10

Dell Financial Services ($ in Billions)        FY17’Q1 FY17’Q2 FY17’Q3 FY17’Q4 FY18’Q1 FY18’Q2 FY18’Q3 FY18’Q4 FY19’Q1 FY19’Q2 Financing Receivables(1) $5.0 $5.1 $5.4 $5.9 $6.0 $6.7 $7.0 $7.6 $7.8 $8.2 Originations(2) $0.8 $1.0 $1.1 $1.6 $1.1 $1.6 $1.6 $1.9 $1.7 $1.9    Note: EMC Merger closed on September 7, 2016. (1) Amounts represent financing receivables included on the Dell Technologies Statements of Financial Position. (2) Originations represent the amounts of financing provided by DFS to customers for equipment and related software and services, including third-party originations.

Segment Information
($ in Millions)

	ASC 605										ASC 606			
	FY17'Q1	FY17'Q2	FY17'Q3	FY17'Q4	FY17	FY18'Q1	FY18'Q2	FY18'Q3	FY18'Q4	FY18	FY17	FY18	FY19'Q1	FY19'Q2
ISG														
Servers and Networking	$3,075	$3,237	$2,910	$3,612	$12,834	$3,231	$3,740	$3,851	$4,576	$15,398	$12,973	$15,533	$4,585	$5,061
Storage	538	542	3,079	4,783	8,942	3,685	3,666	3,667	4,236	15,254	9,097	15,384	4,082	4,166
Total ISG Net Revenue	**$3,613**	**$3,779**	**$5,989**	**$8,395**	**$21,776**	**$6,916**	**$7,406**	**$7,518**	**$8,812**	**$30,652**	**$22,070**	**$30,917**	**$8,667**	**$9,227**
ISG Operating Income	**$192**	**$300**	**$897**	**$1,004**	**$2,393**	**$323**	**$430**	**$678**	**$748**	**$2,179**	**$2,920**	**$3,068**	**$939**	**$1,012**
% of ISG net revenue	*5.3%*	*7.9%*	*15.0%*	*12.0%*	*11.0%*	*4.7%*	*5.8%*	*9.0%*	*8.5%*	*7.1%*	*13.2%*	*9.9%*	*10.8%*	*11.0%*
CSG														
Commercial	$6,145	$6,798	$6,400	$6,663	$26,006	$6,350	$7,196	$6,907	$7,294	$27,747	$25,773	$27,507	$7,363	$8,109
Consumer	2,426	2,422	2,787	3,113	10,748	2,706	2,655	3,052	3,295	11,708	10,736	11,711	2,908	3,019
Total CSG Net Revenue	**$8,571**	**$9,220**	**$9,187**	**$9,776**	**$36,754**	**$9,056**	**$9,851**	**$9,959**	**$10,589**	**$39,455**	**$36,509**	**$39,218**	**$10,271**	**$11,128**
CSG Operating Income	**$385**	**$484**	**$634**	**$342**	**$1,845**	**$374**	**$566**	**$672**	**$581**	**$2,193**	**$1,751**	**$2,044**	**$533**	**$425**
% of CSG net revenue	*4.5%*	*5.2%*	*6.9%*	*3.5%*	*5.0%*	*4.1%*	*5.7%*	*6.7%*	*5.5%*	*5.6%*	*4.8%*	*5.2%*	*5.2%*	*3.8%*
VMware														
Total VMware Net Revenue	**N/A**	**N/A**	**$1,289**	**$1,936**	**$3,225**	**$1,736**	**$1,907**	**$1,953**	**$2,329**	**$7,925**	**$3,543**	**$7,994**	**$2,028**	**$2,194**
VMware Operating Income	**N/A**	**N/A**	**$548**	**$565**	**$1,113**	**$486**	**$561**	**$639**	**$834**	**$2,520**	**$1,516**	**$2,809**	**$613**	**$736**
% of VMware net revenue	N/A	N/A	*42.5%*	*29.2%*	*34.5%*	*28.0%*	*29.4%*	*32.7%*	*35.8%*	*31.8%*	*42.8%*	*35.1%*	*30.2%*	*33.5%*
Reconciliation to consolidated net revenue														
Reportable Segment Revenue	**$12,184**	**$12,999**	**$16,465**	**$20,107**	**$61,755**	**$17,708**	**$19,164**	**$19,430**	**$21,730**	**$78,032**	**$62,122**	**$78,129**	**$20,966**	**$22,549**
Other Businesses (a)	110	118	312	480	1,026	462	472	475	492	1,901	1,153	2,195	579	574
Unallocated transactions (b)	25	28	–	(6)	41	1	(2)	–	(3)	(4)	41	(15)	(2)	(1)
Impact of purchase accounting (c)	(78)	(65)	(530)	(507)	(1,180)	(355)	(335)	(295)	(284)	(1,269)	(1,152)	(1,269)	(187)	(180)
Total Net Revenue	12,241	13,080	16,247	20,074	61,642	17,816	19,299	19,610	21,935	78,660	62,164	79,040	21,356	22,942
Reconciliation to consolidated operating income (loss)														
Reportable Segment Operating Income	**$577**	**$784**	**$2,079**	**$1,911**	**$5,351**	**$1,183**	**$1,557**	**$1,989**	**$2,163**	**$6,892**	**$6,187**	**$7,921**	**$2,085**	**$2,173**
Other Businesses (a)	(16)	(11)	(13)	(3)	(39)	3	1	6	(31)	(21)	(42)	(125)	(50)	(49)
Unallocated transactions (b)	(22)	(17)	(91)	(65)	(199)	11	(6)	(9)	(12)	(16)	(198)	(24)	(9)	(16)
Impact of purchase accounting (c)	(106)	(98)	(850)	(1,240)	(2,294)	(423)	(406)	(366)	(351)	(1,546)	(2,266)	(1,546)	(222)	(215)
Amortization of intangibles	(491)	(491)	(1,164)	(1,535)	(3,681)	(1,776)	(1,740)	(1,734)	(1,730)	(6,980)	(3,681)	(6,980)	(1,522)	(1,526)
Transaction-related expenses (d)	(57)	(72)	(1,200)	(159)	(1,488)	(191)	(138)	(86)	(87)	(502)	(1,488)	(502)	(166)	(104)
Other corporate expenses (e)	(24)	(28)	(273)	(577)	(902)	(307)	(247)	(333)	(273)	(1,160)	(902)	(1,160)	(269)	(276)
Total Operating Income / (loss)	(139)	67	(1,512)	(1,668)	(3,252)	(1,500)	(979)	(533)	(321)	(3,333)	(2,390)	(2,416)	(153)	(13)

Note: EMC Merger closed on September 7, 2016.
(a) Pivotal, SecureWorks, RSA Security, Virtustream, and Boomi constitute "Other businesses" and do not meet the requirements for a reportable segment, either individually or collectively. The results of Other businesses are not material to the Company's overall results.
(b) Unallocated transactions includes long-term incentives, certain short-term incentive compensation expenses, and other corporate items that are not allocated to Dell Technologies' reportable segments.
(c) Impact of purchase accounting includes non-cash purchase accounting adjustments that are primarily related to the EMC merger transaction.
(d) Transaction-related expenses includes acquisition, integration, and divestiture related costs.
(e) Other corporate expenses includes severance and facility action costs as well as stock-based compensation expense.

12

Capital Structure
($ in Billions)

	EMC Close	FY17'Q3	FY17'Q4	FY18'Q1	FY18'Q2	FY18'Q3	FY18'Q4	FY19'Q1	FY19'Q2
Cash & Investments	**$15.5**	**$15.0**	**$15.3**	**$14.9**	**$15.2**	**$18.0**	**$20.3**	**$21.7**	**$21.5**
Cash & Investments (excluding Unrestricted Subsidiaries)	*6.8*	*6.8*	*7.3*	*6.0*	*6.0*	*6.1*	*8.3*	*8.1*	*7.2*
Core Secured Debt[1]	35.4	34.6	30.0	30.7	29.3	29.1	28.7	29.1	28.9
Core Unsecured Debt	13.4	13.4	11.2	11.2	11.2	11.2	11.2	10.7	8.2
Total Core Debt[2]	**48.8**	**48.0**	**41.2**	**41.9**	**40.5**	**40.3**	**39.9**	**39.8**	**37.1**
Other Debt	4.0	4.1	4.1	3.6	3.6	2.1	2.1	2.1	2.1
DFS Structured Debt	3.5	3.4	3.5	3.9	4.1	4.4	4.8	5.4	5.6
DFS Allocated Debt	1.0	1.3	1.7	1.4	1.8	1.7	1.9	1.4	1.6
Total Debt, Excluding Unrestricted Subsidiaries	**57.3**	**56.8**	**50.4**	**50.7**	**49.9**	**48.5**	**48.7**	**48.7**	**46.3**
Unrestricted Subsidiary Debt[3,4]	–	–	–	–	–	4.0	4.0	4.0	4.0
Total Debt, Including Unrestricted Subsidiaries[4]	**57.3**	**56.8**	**50.4**	**50.7**	**49.9**	**52.5**	**52.7**	**52.7**	**50.3**
Net Core Debt[5]	**$42.0**	**$41.8**	**$35.0**	**$35.9**	**$34.5**	**$34.3**	**$31.6**	**$31.7**	**$29.9**

Note: EMC Merger closed on September 7, 2016; Amounts are based on underlying data and may not visually foot due to rounding.

(1) Core Secured Debt represents Core Debt that is secured, i.e., term loans, secured investment grade notes, and revolver loans. It excludes DFS allocated debt based on a 7:1 leverage ratio of DFS financing receivables.

(2) Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt b) DFS related debt and (c) other debt.

(3) Principal Face Value.

(4) VMware, Pivotal, SecureWorks, Boomi, Virtustream and their respective subsidiaries are considered unrestricted subsidiaries for purposes of the existing debt of Dell Technologies.

(5) Net Core Debt represents Total Core Debt less Cash and Short-Term Investments (excluding Unrestricted Subsidiaries).

13

Illustrative Implied Valuation Multiple
Source: 7/2/18 Investor Presentation
($ in billions except per share amounts and percentages)

		Max. Cash Election	Zero Cash Election
Illustrative Value of DVMT Per Share ($)		$109.00	$109.00
(x) Total DVMT Shares (M)		199.4	199.4
(=) Illustrative Value of Total DVMT Consideration		**$21.7**	**$21.7**
(-) Illustrative DVMT Cash Election		9.0	–
(=) Illustrative Value of DVMT Stock Consideration		**$12.7**	**$21.7**
(/) PF Ownership in Dell Technologies (Fully-Diluted)		21%	31%
(=) Implied PF Equity Value of Dell Technologies[1]		**$61.1**	**$70.1**
Value of Dell Technologies' Equity Stake in Vmware		48.6	48.6
Value of Dell Technologies' Equity Stake in Pivotal		3.2	3.2
Value of Dell Technologies' Equity Stake in SecureWorks		0.9	0.9
(=) Value of Equity Ownership in Publicly Traded Subsidiaries		**$52.7**	**$52.7**
(-) VMware Dividend Paid to Dell Technologies (Reduction in Value of Publicly Traded Subsidiaries)[2]		9.0	9.0
(=) Value of Equity Ownership in Publicly Traded Subsidiaries Pro Forma for Dividend		**$43.7**	**$43.7**
(-) Excess Cash from VMware Dividend at Dell Technologies (Assumed Used for Share Repurchase)		–	9.0
(=) Implied PF Equity Value of Dell Technologies, excluding Public Subsidiaries		**$17.5**	**$17.5**
Implied Core Valuation Multiples (Excluding Public Subsidiaries):	**Metric**	**Implied Multiples**	
LTM Non-GAAP Net Income (excluding public subsidiaries)[3]	$2.7	6.5x	6.5x
LTM Free Cash Flow (excluding public subsidiaries)[3]	$3.0	5.9x	5.9x
LTM Free Cash Flow Before Increase in DFS Financing Receivables (excluding public subsidiaries)[3][4]	$4.7	3.7x	3.7x

Source: Public filings, Bloomberg market data as of 29-Jun-2018; reflects fully diluted market capitalization for publicly traded companies; See appendix in investor presentation dated July 2, 2018 regarding the transaction for footnotes
Note: LTM Financial Metrics as of FY19Q1.
(1) For illustrative purposes only and assumes that each share of DVMT receives Class C shares with a value of $109, or $79.77 per Class C share, based on an exchange ratio per Class C common stock to DVMT share of 1.3665:1. We make no representation as to the actual trading value of the Class C shares as such value will be determined by the market and could be volatile. The opening price of the Class C common stock upon listing on the New York Stock Exchange and its trading price thereafter will depend on various factors, including, among others, general economic, market or political conditions, issuances of additional debt or equity securities by Dell Technologies, future operating results of Dell Technologies, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, and adverse publicity about our industry or individual scandals. Many of these factors are not within Dell Technologies' control. We cannot assure you that the Class C common stock will trade at $79.77 or above or, even if such trading price is achieved, that it will continue to trade at or above such price.
(2) Assumes any excess cash is used for share repurchases. Dell Technologies may elect to use such excess cash for debt paydown instead.
(3) See investor presentation dated July 2, 2018 regarding the transaction for reconciliation to nearest GAAP measure.
(4) Reflects increase in DFS accounts receivables balance.

14

IDC Benchmarking
Source: 9/18/18 Analyst Day Presentation
Q2 CY18 Y/Y Statistics

External Storage Revenue Growth[1]	
IDC	14.4%
IDC Forecast	*5.5%*
Dell EMC	18.4%
IBM	7.2%
NetApp	19.8%
HPE	4.2%

Total Client PC Units Growth[4]	
IDC	2.3%
IDC Forecast	*0.3%*
Dell	9.0%
Lenovo	11.2%
HP	7.7%
Apple	(13.5%)

Mainstream Server Revenue Growth[2]	
IDC	34.0%
IDC Forecast	*11.2%*
Dell EMC	43.5%
Lenovo	36.1%
HPE	12.5%
Cisco	22.4%
Huawei	80.5%

Commercial PC Units Growth[4]	
IDC	5.4%
IDC Forecast	*2.8%*
Dell	10.1%
Lenovo	17.8%
HP	9.0%
Apple	(13.9%)

Hyperconverged Systems Revenue Growth[3]	
IDC	76.0%
IDC Forecast	*51.0%*
Dell EMC	142.0%
Nutanix	71.0%
HPE	112.0%
Huawei	77.0%

Consumer PC Units Growth[4]	
IDC	(1.6%)
IDC Forecast	*(3.0%)*
Dell	6.1%
Lenovo	1.2%
HP	5.3%
Apple	(13.3%)

(1) External Storage Revenue Source: Q2 CY18 IDC External Storage data as of 06-Sept-2018.
(2) Mainstream Server Revenue Source: Q2 CY18 IDC Mainstream Server data as of 05-Sept-2018.
(3) Hyperconverged Systems Revenue Source: Q1 CY18 IDC Hyperconverged data as of 26-Jun-2018.
(4) Client Unit Source: Q2 CY18 IDC Client data as of 08-Aug-2018.

15

IDC Benchmarking
Source: 10/02/18 Investor Roadshow Presentation
H1 CY18 Y/Y Statistics

External Storage Revenue Y/Y Growth[(1)]	
IDC	17.1%
Dell EMC	31.1%
NetApp	20.8%
HPE	14.8%
IBM	(3.8%)

Total Client PC Units Y/Y Growth[(4)]	
IDC	1.1%
Dell	7.8%
HP	6.1%
Lenovo	2.7%
Apple	(8.3%)

Mainstream Server Revenue Y/Y Growth[(2)]	
IDC	32.3%
Dell EMC	43.1%
Huawei	61.7%
Lenovo	28.2%
Cisco	20.7%
HPE	18.0%

Commercial PC Units Y/Y Growth[(4)]	
IDC	4.4%
Dell	9.6%
Lenovo	8.3%
HP	6.9%
Apple	(7.8%)

Hyperconverged Systems Revenue Y/Y Growth[(3)]	
IDC	78.2%
Dell EMC	119.0%
HPE	116.1%
Huawei	57.2%
Nutanix	52.7%

Consumer PC Units Y/Y Growth[(4)]	
IDC	(2.8%)
Dell	3.7%
HP	4.8%
Lenovo	(5.5%)
Apple	(8.5%)

(1) External Storage Revenue Source: H1 CY18 IDC External Storage data as of 05-Sept-2018.
(2) Mainstream Server Revenue Source: H1 CY18 IDC Mainstream Server data as of 05-Sept-2018.
(3) Hyperconverged Systems Revenue Source: H1 CY18 IDC Hyperconverged data as of 25-Sept-2018.
(4) Client Unit Source: H1 CY18 IDC Client data as of 08-Aug-2018.

16

Valuation Benchmarking Source: 10/02/18 Investor Roadshow Presentation    CY17—CY18E Revenue Growth     Dell Technologies(2) 13.6% HP 9.8% NetApp 6.6% Cisco 6.3% HPE 3.6% IBM 2.2% TTM Enterprise Value / Adj. EBITDA Dell Technologies 11.3x Dell (Excl. Public Subs)(1) 8.0x Dell (Excl. Public Subs at Market Implied Price) 6.1x NetApp 14.0x Cisco 12.0x IBM 9.4x HP 9.1x HPE 6.1x    TTM Equity Value / Levered Free Cash Flow Dell Technologies 9.6x Dell (Excl. Public Subs)(1) 4.9x Dell (Excl. Public Subs at Market Implied Price)(4) 1.1x Cisco 17.3x NetApp 16.6x HP 10.9x IBM 10.9x HPE 57.9x(3) TTM Equity Value / Adj. Net Income Dell Technologies 13.2x Dell (Excl. Public Subs)(1) 6.2x Dell (Excl. Public Subs at Market Implied Price) 1.4x NetApp 21.5x Cisco 17.5x HP 12.7x IBM 10.6x HPE 9.9x    Source: Dell Technologies public filings, IBES, CapIQ, and Bloomberg as of 13-Sep-2018. Note: Dell and Dell ex. Public subsidiaries multiples assumes a Class V offer price of $109, 1.3665 exchange ratio of Class V stock for Dell Technologies Class C common stock, and maximum cash election. Dell ex. Public subsidiaries multiples assume public subsidiary equity valuations as of 6/29/18 (last trading day prior to announcement). (1) Public Subs include VMware, Pivotal, and SecureWorks. (2) Calculated using FY18 non-GAAP revenue and the midpoint of FY19 revenue guidance.    (3) HPE levered free cash flow figure does not adjust for ~1 month of HPE Software cash flow impact prior to that divestiture. (4) Calculated using DVMT closing price on 9/13/18.

GAAP to Non-GAAP Reconciliation
Dell Technologies Consolidated (Quarterly)
($ in Millions)

				ASC 606				
	FY18'Q1	FY18'Q2	FY18'Q3	FY18'Q4	FY18	FY19'Q1	FY19'Q2	YTD FY19
GAAP Net revenue	$18,000	$19,521	$19,556	$21,963	$79,040	$21,356	$22,942	$44,298
Impact of purchase accounting	355	335	295	284	1,269	187	180	367
Non-GAAP Net revenue	$18,355	$19,856	$19,851	$22,247	$80,309	$21,543	$23,122	$44,665
GAAP Operating loss	($1,272)	($665)	($410)	($69)	($2,416)	($153)	($13)	($166)
Amortization of intangibles	1,776	1,740	1,734	1,730	6,980	1,522	1,526	3,048
Impact of purchase accounting	423	406	366	351	1,546	222	215	437
Transaction related	191	138	86	87	502	166	104	270
Other corporate expenses	307	247	333	273	1,160	269	276	545
Non-GAAP Operating income	$1,425	$1,866	$2,109	$2,372	$7,772	$2,026	$2,108	$4,134
GAAP Net loss	($1,203)	($739)	($851)	($133)	($2,926)	($538)	($461)	($999)
Amortization of intangibles	1,776	1,740	1,734	1,730	6,980	1,522	1,526	3,048
Impact of purchase accounting	423	406	366	351	1,546	222	215	437
Transaction related	191	138	86	87	502	166	104	270
Other corporate expenses	307	247	333	273	1,160	269	276	545
Aggregate adjustment for taxes	(733)	(680)	(469)	(1,010)	(2,892)	(467)	(311)	(778)
Non-GAAP Net income	$761	$1,112	$1,199	$1,298	$4,370	$1,174	$1,349	$2,523
GAAP Net loss	($1,203)	($739)	($851)	($133)	($2,926)	($538)	($461)	($999)
Interest and other, net	572	545	682	554	2,353	470	455	925
Income tax benefit	(641)	(471)	(241)	(490)	(1,843)	(85)	(7)	(92)
Depreciation and amortization	2,212	2,142	2,137	2,143	8,634	1,914	1,931	3,845
Stock-based compensation	201	208	221	205	835	199	216	415
Impact of purchase accounting	357	335	298	284	1,274	222	145	367
Transaction-related expenses	191	138	86	87	502	166	85	251
Other corporate expenses	106	22	109	68	305	35	95	130
Adjusted EBITDA	$1,795	$2,180	$2,441	$2,718	$9,134	$2,383	$2,459	$4,842
CFOps	$285	$1,820	$1,639	$3,099	$6,843	$1,159	$2,633	$3,792
Capex	(245)	(316)	(341)	(310)	(1,212)	(273)	(288)	(561)
Cap SW expense	(89)	(98)	(94)	(88)	(369)	(89)	(71)	(160)
Free Cash Flow	($49)	$1,406	$1,204	$2,701	$5,262	$797	$2,274	$3,071
DFS Financing Receivables	136	521	369	627	1,653	249	499	748
Free cash flow before increase in DFS Financing Receivables	$87	$1,927	$1,573	$3,328	$6,915	$1,046	$2,773	$3,819

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

18

GAAP to Non-GAAP Reconciliation
Summary overview
Q2 FY19 TTM ($ in Millions)

	ASC 606				
	Ex. Public Subs (Calculated Core Dell)	VMW (As Reported 10-Q / 10-K)	PVTL (As Reported 10-Q / 10-K)	SCWX (As Reported 10-Q / 10-K)	Dell Technologies Consolidated (As Reported 10-Q / 10-K)
GAAP Net revenue	$76,395	$8,347	$582	$493	$85,817
Impact of purchase accounting	946	–	–	–	946
Non-GAAP Net revenue	$77,341	$8,347	$582	$493	$86,763
GAAP Operating income / (loss)	($2,322)	$1,908	($151)	($80)	($645)
Amortization of intangibles	6,331	144	9	28	6,512
Impact of purchase accounting	1,153	–	–	1	1,154
Transaction related	405	38	–	–	443
Other corporate expenses	393	695	47	16	1,151
Non-GAAP Operating income / (loss)	$5,960	$2,785	($95)	($35)	$8,615
GAAP Net income / (loss)	($3,405)	$1,595	($145)	($28)	($1,983)
Amortization of intangibles	6,331	144	9	28	6,512
Impact of purchase accounting	1,153	–	–	1	1,154
Transaction related	1,428	(985)	–	–	443
Other corporate expenses	393	695	47	16	1,151
Aggregate adjustment for taxes	(3,088)	872	–	(41)	(2,257)
Non-GAAP Net income / (loss)	$2,811	$2,321	($89)	($24)	$5,020
GAAP Net income / (loss)	($3,405)	$1,595	($145)	($28)	($1,983)
Interest and other, net	3,240	(1,079)	–	–	2,161
Income tax (benefit) / expense	(2,156)	1,392	(6)	(53)	(823)
Depreciation and amortization	7,689	373	21	42	8,125
Stock-based compensation	82	695	47	17	841
Impact of purchase accounting	948	–	–	1	949
Transaction-related expenses	386	38	–	–	424
Other corporate expenses	307	–	–	–	307
Adjusted EBITDA	$7,091	$3,014	($83)	($21)	$10,001
CFOps	$4,848	$3,695	($33)	$20	$8,530
Capex	(914)	(279)	(8)	(11)	(1,212)
Cap SW expense	(342)	–	–	–	(342)
Free Cash Flow	$3,592	$3,416	($41)	$9	$6,976

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

19

GAAP to Non-GAAP Reconciliation
Dell Technologies Consolidated
Q2 FY19 TTM ($ in Millions)

	ASC 606			
	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	$79,040	$44,298	$37,521	$85,817
Impact of purchase accounting	1,269	367	690	946
Non-GAAP Net revenue	$80,309	$44,665	$38,211	$86,763
GAAP Operating income / (loss)	($2,416)	($166)	($1,937)	($645)
Amortization of intangibles	6,980	3,048	3,516	6,512
Impact of purchase accounting	1,546	437	829	1,154
Transaction related	502	270	329	443
Other corporate expenses	1,160	545	554	1,151
Non-GAAP Operating income / (loss)	$7,772	$4,134	$3,291	$8,615
GAAP Net income / (loss)	($2,926)	($999)	($1,942)	($1,983)
Amortization of intangibles	6,980	3,048	3,516	6,512
Impact of purchase accounting	1,546	437	829	1,154
Transaction related	502	270	329	443
Other corporate expenses	1,160	545	554	1,151
Aggregate adjustment for taxes	(2,892)	(778)	(1,413)	(2,257)
Non-GAAP Net income / (loss)	$4,370	$2,523	$1,873	$5,020
GAAP Net income / (loss)	($2,926)	($999)	($1,942)	($1,983)
Interest and other, net	2,353	925	1,117	2,161
Income tax (benefit) / expense	(1,843)	(92)	(1,112)	(823)
Depreciation and amortization	8,634	3,845	4,354	8,125
Stock-based compensation	835	415	409	841
Impact of purchase accounting	1,274	367	692	949
Transaction-related expenses	502	251	329	424
Other corporate expenses	305	130	128	307
Adjusted EBITDA	$9,134	$4,842	$3,975	$10,001
CFOps	$6,843	$3,792	$2,105	$8,530
Capex	(1,212)	(561)	(561)	(1,212)
Cap SW expense	(369)	(160)	(187)	(342)
Free Cash Flow	$5,262	$3,071	$1,357	$6,976

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

20

GAAP to Non-GAAP Reconciliation
SecureWorks
Q2 FY19 TTM ($ in Millions)

	ASC 606			
	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**$468**	**$255**	**$230**	**$493**
Impact of purchase accounting	–	–	–	–
Non-GAAP Net revenue	**$468**	**$255**	**$230**	**$493**
GAAP Operating income / (loss)	**($83)**	**($32)**	**($35)**	**($80)**
Amortization of intangibles	28	14	14	28
Impact of purchase accounting	2	–	1	1
Transaction related	–	–	–	–
Other corporate expenses	13	10	7	16
Non-GAAP Operating income / (loss)	**($40)**	**($8)**	**($13)**	**($35)**
GAAP Net income / (loss)	**($28)**	**($24)**	**($24)**	**($28)**
Amortization of intangibles	28	14	14	28
Impact of purchase accounting	2	–	1	1
Transaction related	–	–	–	–
Other corporate expenses	13	10	7	16
Aggregate adjustment for taxes	(42)	(5)	(7)	(41)
Non-GAAP Net income / (loss)	**($27)**	**($5)**	**($9)**	**($24)**
GAAP Net income / (loss)	**($28)**	**($24)**	**($24)**	**($28)**
Interest and other, net	3	(2)	1	–
Income tax (benefit) / expense	(58)	(7)	(12)	(53)
Depreciation and amortization	42	21	21	42
Stock-based compensation	14	10	7	17
Impact of purchase accounting	1	–	–	1
Transaction-related expenses	–	–	–	–
Other corporate expenses	–	–	–	–
Adjusted EBITDA	**($26)**	**($2)**	**($7)**	**($21)**
CFOps	**$1**	**$11**	**($8)**	**$20**
Capex	(14)	(5)	(8)	(11)
Cap SW expense	–	–	–	–
Free Cash Flow	**($13)**	**$6**	**($16)**	**$9**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

21

GAAP to Non-GAAP Reconciliation
Pivotal
Q2 FY19 TTM ($ in Millions)

	ASC 606			
	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	**$509**	**$320**	**$247**	**$582**
Impact of purchase accounting	–	–	–	–
Non-GAAP Net revenue	**$509**	**$320**	**$247**	**$582**
GAAP Operating income / (loss)	**($168)**	**($69)**	**($87)**	**($151)**
Amortization of intangibles	11	3	6	9
Impact of purchase accounting	–	–	–	–
Transaction related	–	–	–	–
Other corporate expenses	29	30	11	47
Non-GAAP Operating income / (loss)	**($129)**	**($36)**	**($69)**	**($95)**
GAAP Net income / (loss)	**($164)**	**($68)**	**($87)**	**($145)**
Amortization of intangibles	11	3	6	9
Impact of purchase accounting	–	–	–	–
Transaction related	–	–	–	–
Other corporate expenses	29	30	11	47
Aggregate adjustment for taxes	–	–	–	–
Non-GAAP Net income / (loss)	**($124)**	**($35)**	**($70)**	**($89)**
GAAP Net income / (loss)	**($164)**	**($68)**	**($87)**	**($145)**
Interest and other, net	(2)	(1)	(3)	–
Income tax (benefit) / expense	(3)	–	3	(6)
Depreciation and amortization	22	9	11	21
Stock-based compensation	29	30	11	47
Impact of purchase accounting	–	–	–	–
Transaction-related expenses	–	–	–	–
Other corporate expenses	–	–	–	–
Adjusted EBITDA	**($117)**	**($30)**	**($64)**	**($83)**
CFOps	**($116)**	**$23**	**($61)**	**($33)**
Capex	(13)	(4)	(8)	(8)
Cap SW expense	–	–	–	–
Free Cash Flow	**($129)**	**$19**	**($69)**	**($41)**

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

22

GAAP to Non-GAAP Reconciliation
VMware
Q2 FY19 TTM ($ in Millions)

	ASC 606			
	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	$7,862	$4,183	$3,698	$8,347
Impact of purchase accounting	–	–	–	–
Non-GAAP Net revenue	$7,862	$4,183	$3,698	$8,347
GAAP Operating income / (loss)	$1,702	$891	$685	$1,908
Amortization of intangibles	132	76	64	144
Impact of purchase accounting	–	–	–	–
Transaction related	132	24	118	38
Other corporate expenses	689	342	336	695
Non-GAAP Operating income / (loss)	$2,655	$1,333	$1,203	$2,785
GAAP Net income / (loss)	$659	$1,586	$650	$1,595
Amortization of intangibles	132	76	64	144
Impact of purchase accounting	–	–	–	–
Transaction related	89	(991)	83	(985)
Other corporate expenses	689	342	336	695
Aggregate adjustment for taxes	597	141	(134)	872
Non-GAAP Net income / (loss)	$2,166	$1,154	$999	$2,321
GAAP Net income / (loss)	$659	$1,586	$650	$1,595
Interest and other, net	(112)	(1,056)	(89)	(1,079)
Income tax (benefit) / expense	1,155	361	124	1,392
Depreciation and amortization	336	307	270	373
Stock-based compensation	689	342	336	695
Impact of purchase accounting	–	–	–	–
Transaction-related expenses	132	24	118	38
Other corporate expenses	–	–	–	–
Adjusted EBITDA	$2,859	$1,564	$1,409	$3,014
CFOps	$3,211	$1,882	$1,398	$3,695
Capex	(263)	(121)	(105)	(279)
Cap SW expense	–	–	–	–
Free Cash Flow	$2,948	$1,761	$1,293	$3,416

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

23

GAAP to Non-GAAP Reconciliation
Derived "Core Dell" (Excluding Public Subsidiaries)
Q2 FY19 TTM ($ in Millions)

	ASC 606			
	FY18	+Q2 FY19 YTD	-Q2 FY18 YTD	Q2 FY19 TTM
GAAP Net revenue	$70,201	$39,540	$33,346	$76,395
Impact of purchase accounting	1,269	367	690	946
Non-GAAP Net revenue	$71,470	$39,907	$34,036	$77,341
GAAP Operating income / (loss)	($3,867)	($956)	($2,500)	($2,322)
Amortization of intangibles	6,809	2,955	3,432	6,331
Impact of purchase accounting	1,544	437	828	1,153
Transaction related	370	246	211	405
Other corporate expenses	429	163	200	393
Non-GAAP Operating income / (loss)	$5,286	$2,845	$2,170	$5,960
GAAP Net income / (loss)	($3,393)	($2,493)	($2,481)	($3,405)
Amortization of intangibles	6,809	2,955	3,432	6,331
Impact of purchase accounting	1,544	437	828	1,153
Transaction related	413	1,261	246	1,428
Other corporate expenses	429	163	200	393
Aggregate adjustment for taxes	(3,447)	(914)	(1,272)	(3,088)
Non-GAAP Net income / (loss)	$2,355	$1,409	$953	$2,811
GAAP Net income / (loss)	($3,393)	($2,493)	($2,481)	($3,405)
Interest and other, net	2,464	1,984	1,208	3,240
Income tax (benefit) / expense	(2,937)	(446)	(1,227)	(2,156)
Depreciation and amortization	8,234	3,508	4,052	7,689
Stock-based compensation	103	33	55	82
Impact of purchase accounting	1,273	367	692	948
Transaction-related expenses	370	227	211	386
Other corporate expenses	305	130	128	307
Adjusted EBITDA	$6,418	$3,310	$2,637	$7,091
CFOps	$3,747	$1,876	$776	$4,848
Capex	(922)	(431)	(440)	(914)
Cap SW expense	(369)	(160)	(187)	(342)
Free Cash Flow	$2,456	$1,285	$149	$3,592
DFS Financing Receivables	1,653	748	657	1,744
Free cash flow before increase in DFS Financing Receivables	$4,109	$2,033	$806	$5,336

Note: Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

24

No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618) containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com. Participants in the Solicitation Dell Technologies and its directors, executive officers and other members of its management and employees, and Silver Lake Technology Management, L.L.C. and its managing partners and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Dell Technologies in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned preliminary proxy statement/prospectus that has been filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that has been filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and have important limitations as analytical tools and may exclude items that are significant in understanding and assessing Dell Technologies’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. However, Dell Technologies presents these non-GAAP measures because it considers them to be useful supplemental measures of performance for investors, analysts and rating agencies. You should be aware that Dell Technologies’ presentation of these measures may not be comparable to similarly-titled measures used by other companies. See pages 18 through 24 for reconciliations of Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free Cash Flow to the most comparable GAAP metric.